11016200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67086

MAIL RECEIVED FEB 23 2011 WASH., D.C. SEC PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GrowthPoint Technologies Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

835 Page Mill Road
(No. and Street)

Palo Alto (City) California (State) 94304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John P. Cromwell III 650-322-2378
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1200 (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John P. Cromwell III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GrowthPoint Technologies Partners, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Member

Title

Notary Public

MATTHEW H. CALIGARIS
Commission # 1907151
Notary Public - California
Santa Clara County
My Comm. Expires Nov 4, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

FINANCIAL STATEMENTS

For the Years Ended December 31, 2010 and 2009
With
Report of independent Auditors

Rowbotham
& Company LLP

TABLE OF CONTENTS

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

INDEPENDENT MEMBER OF
POLARIS™
INTERNATIONAL

Report of Independent Auditors

To the Members:

We have audited the accompanying statements of financial condition of GrowthPoint Technology Partners, LLC (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GrowthPoint Technology Partners, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Rowbotham & Company LLP

San Francisco, California
February 18, 2011

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
5201 GREAT AMERICA PKWY, SUITE 320, SANTA CLARA, CA 95054 TEL. (408) 850 - 7295 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Oath of Corporate Officer
December 31, 2010

I affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Mr. John P. Cromwell III
GrowthPoint Technology Partners, LLC

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statements of Financial Condition
As of December 31, 2010 and 2009

	2010	2009
Assets		
Cash	$ 345,071	$234,779
Restricted cash	282,000	---
Accounts receivable	227,806	168,750
Due from related party	---	45,000
Fixed assets, net	131,473	40,629
Other assets	290,031	261,241
Total assets	$1,276,381	$750,399
Liabilities and Members' Equity		
Accounts payable and accrued liabilities	$ 14,894	$ 29,896
Income taxes payable	---	9,000
Accrued facility costs	5,811	8,661
Total liabilities	20,705	47,557
Commitments and contingencies	---	---
Members' equity	1,255,676	702,842
Total liabilities and members' equity	$1,276,381	$750,399

The accompanying notes are an integral part of these financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statements of Operations
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Fees	$5,312,240	$2,911,190
Interest income	1,113	8,771
Total revenues	5,313,353	2,919,961
Expenses:		
Operating expense	768,516	701,698
Compensation and benefits	1,996,386	1,779,078
Professional fees	90,118	123,599
Marketing and development	149,575	97,036
Taxes	5,924	14,330
Total expenses	3,010,519	2,715,741
Net income	$2,302,834	$ 204,220

The accompanying notes are an integral part of these financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statements of Changes in Members' Equity
For the Years Ended December 31, 2010 and 2009

	Members' Equity
Balance at January 1, 2009	$ 720,844
Withdrawals	(222,222)
Net income	204,220
Balance at December 31, 2009	702,842
Withdrawals	(1,750,000)
Net income	2,302,834
Balance at December 31, 2010	$ 1,255,676

The accompanying notes are an integral part of these financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 2,302,834	$ 204,220
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	30,701	23,657
Changes in assets and liabilities:		
Accounts receivable	(59,056)	(108,392)
Due from related party	45,000	(45,000)
Other assets	(28,790)	(204,669)
Accounts payable and accrued liabilities	(15,002)	4,403
Income taxes payable	(9,000)	600
Accrued facility costs	(2,850)	(12,969)
Net cash provided by (used in) operating activities	2,263,837	(138,150)
Cash flow from investing activities:		
Purchase of fixed assets	(121,545)	(10,635)
Funds held as restricted cash	(282,000)	---
Net cash used in investing activities	(403,545)	(10,635)
Cash flows from financing activities:		
Withdrawals	(1,750,000)	(222,222)
Net cash used in financing activities	(1,750,000)	(222,222)
Net increase (decrease) in cash	110,292	(371,007)
Cash at the beginning of the year	234,779	605,786
Cash at the end of the year	$ 345,071	$ 234,779

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements
For the Years Ended December 31, 2010 and 2009

1. Summary of Significant Accounting Policies

General - GrowthPoint Technology Partners, LLC (the "Company") is a limited liability company established in September 2005. On January 13, 2006, the National Association of Securities Dealers, Inc. approved the Company's membership. The Company provides merger & acquisition, fundraising, and strategic advisory services to a wide range of technology companies. The Company will not hold customer funds or safekeep customer securities. The Company is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Basis of Accounting and Use of Estimates - The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recent Accounting Pronouncement - In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("SFAS 168"). SFAS 168 establishes the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative nongovernmental U.S. GAAP. The Codification is effective for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 did not have a material effect on the Company's financial condition.

Fair Value - The Company has adopted the provisions of SFAS No. 157, as amended by FSP FAS 157-1 and FSP FAS 157-2 ("SFAS No. 157", codified as "ASC 820").

Fair Value Hierarchy - ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs) or reflect the Partnership's own assumptions of market participant valuation (unobservable inputs). In accordance with ASC 820, these two types of inputs have created the following fair value hierarchy:

Level 1 - Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

ASC 820 requires the use of observable market data if such data is available without undue cost and effort.

Measurement of Fair Value - The Company measures fair value as an exit price using the procedures described below for all assets and liabilities measured at fair value. When available, the Company uses unadjusted quoted market prices to measure fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based or independently-sourced market parameters such as interest rates and currency rates. Items valued using internally generated models are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be inputs that are readily observable. If quoted market prices are not available, the valuation model used generally depends on the specific asset or liability being valued. Credit risk adjustments are applied to reflect the Company's own credit risk when valuing all liabilities measured at fair value. The methodology is consistent with that applied in developing counterparty credit risk adjustments, but incorporates the Company's own credit risk as observed in the credit default swap market.

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Cash	$345,071	$---	$---	$345,071
Restricted cash	282,000	---	---	282,000
Total	$627,071	$---	$---	$627,071

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Cash	$234,779	$---	$---	$234,779

Realized gains and losses are recorded when securities are sold using the first in, first out cost method unless specifically identified.

Restricted Cash - In accordance with the lease agreement associated with the facility in California, a standby letter of credit agreement has been entered into between the Company and a bank. The standby letter of credit amount is $282,000 and is currently outstanding. Additionally, the Company is required to post cash collateral in the amount of $282,000 with the bank in accordance with the standby letter of credit agreement. This amount has been deposited with the bank and is recorded as restricted cash.

Notes to the Financial Statements
For the Years Ended December 31, 2010 and 2009

Fixed Assets - The Company records fixed assets based on historical cost adjusted for accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

	Useful Lives
Furniture and equipment	5 years
Computers	3 years
Leasehold improvements	5 years

Minor replacements, improvements, maintenance, and repairs are expenses as incurred. Gains and losses on sales and retirement of fixed assets are credited or charged to income.

Impairment of Long-Lived Assets - The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable in accordance with ASC 360, "Property, Plant and Equipment". When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows are not in excess of the carrying value of the asset, a loss is recorded as the excess of the asset's carrying value over its fair value. No assets were determined to be impaired in 2010 or 2009.

Revenue Recognition - The Company's revenues are recognized when earned.

Expense Recognition - The Company's expenses are charged to expense as incurred.

Income Taxes - The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") on January 1, 2009, codified as "ASC 740". The adoption of ASC 740 had no effect on the financial statements of the Company. ASC contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

No provision has been made for income taxes because the taxable income of the Company is included in the income tax returns of the members, except the case where the Company is charged a fee for doing business in that state. Consequently, income taxes are minimal.

Tax years that remain open for examination include 2006, 2007, 2008, 2009, and 2010.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and accounts receivable.

The Company maintains its cash in financial institutes which are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $250,000. At times, cash may be in excess of the FDIC insured limits.

Accounts receivable are stated at face value. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

The Company had three customers that comprised 77%, 11%, and 10% of total accounts receivable at December 31, 2010. The Company had four customers that comprised 37%, 30%, 18%, and 16% of total accounts receivable at December 31, 2009.

For the year ended December 31, 2010, the Company had four customers that comprised 20%, 20%, 19%, and 13% of fees. For the year ended December 31, 2009, the Company had two customers that comprised 43% and 26% of fees.

Comprehensive Income - The Company has no components of comprehensive income other than its net income and, accordingly, comprehensive income is the same as the net income for the years ended December 31, 2010 and 2009.

Reclassification - Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

2. Fixed Assets

Fixed assets, net are comprised of the following at December 31, 2010 and 2009:

	2010	2009
Furniture and equipment	$ 46,454	$ 16,198
Computers	53,300	60,922
Leasehold improvements	91,229	20,356
Total fixed assets	190,983	97,476
Less accumulated depreciation and amortization	(59,510)	(56,847)
Fixed assets, net	$131,473	$ 40,629

For the years ended December 31, 2010 and 2009, depreciation and amortization expense was $30,701 and $23,657.

Notes to the Financial Statements
For the Years Ended December 31, 2010 and 2009

3. Related Party Transactions

During the years ended December 31, 2010 and 2009, the Company distributed $1,750,000 and $222,222 to its members.

From time to time, the Company may make cash advances to its members. These cash advances do not bear interest and are due on demand. These cash advances are recorded in due from related parties in the statements of financial condition. As of December 31, 2009, cash advances to a member totaled $45,000. In 2010, cash advances of $45,000 were repaid by the member.

4. Commitments

The Company leases facilities in California and Illinois. These leases are due to expire in 2015 and 2010. In addition, the Company has an obligation for additional pass-through operating costs on the leased facilities. Aggregate future minimum lease obligations for the operating lease in effect at December 31, 2010 are as follows:

Year ending December 31:	
2011	$ 360,960
2012	369,504
2013	378,304
2014	387,368
2015	262,352
Total minimum lease obligations	$1,758,488

For the years ended December 31, 2010 and 2009, rent expense was $269,991 and $253,745.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 and 2009, the Company had net capital of $324,366 and $187,222. At December 31, 2010 and 2009, net capital is $319,366 and $182,222 in excess of its required net capital of $5,000. At December 31, 2010 and 2009, the Company's ratio of aggregate indebtedness to net capital was 0.06 to 1 and 0.25 to 1, which is within the required regulator range.

Notes to the Financial Statements
For the Years Ended December 31, 2010 and 2009

6. Cash Flow Information

Supplementary disclosure of non-cash investing and financing activity:

	2010	2009
Fully depreciated fixed assets that were written off	$ 28,038	$---

7. Subsequent Events

The Company's management has evaluated subsequent events through February 18, 2011, the date on which the financial statements were issued, and identified no subsequent events.

Supplementary Information

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

Report of Independent Auditors on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members:

We have audited the accompanying financial statements of GrowthPoint Technology Partners, LLC as of and for the year ended December 31, 2010, and have issued our report thereon dated February 18, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the following pages are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information contained in the following pages 15 to 17 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rowbotham & Company LLP

San Francisco, California
February 18, 2011

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
5201 GREAT AMERICA PKWY, SUITE 320, SANTA CLARA, CA 95054 TEL. (408) 850 - 7295 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010

Net Capital

Total members' equity from statement of financial condition	$1,255,676
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition:	
Restricted cash	(282,000)
Accounts receivable	(227,806)
Fixed assets, net	(131,473)
Other assets	(290,031)
Net capital before haircuts on securities position	324,366
Haircuts on securities	---
Net capital	$ 324,366
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 1,380
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$ 5,000
Excess net capital	$ 319,366

Aggregate Indebtedness

Total liabilities from statement of financial condition	$ 20,705
Less non-aggregate indebtedness	---
Total aggregate indebtedness	$ 20,705
Ratio: Aggregate indebtedness to net capital	0.06 to 1

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission ("Rule 15c3-3") and operates pursuant to section (k)(2)(ii) of Rule 15c3-3.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of December 31, 2010

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by the Company in Part IIA	$303,366
Audit adjustment to correct cash	6,000
Audit adjustment to correct accrued expense	15,000
Net capital as reported in the financial statements	$324,366

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

Report of Independent Auditors on Internal Control

To the Members:

In planning and performing our audit of the financial statements and supplementary information of GrowthPoint Technology Partners, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
5201 GREAT AMERICA PKWY, SUITE 320, SANTA CLARA, CA 95054 TEL. (408) 850 - 7295 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 18, 2011

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

To the Members
GrowthPoint Technology Partners, LLC
835 Page Mill Road
Palo Alto, CA 94304

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7, General Assessment Reconciliation) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by GrowthPoint Technology Partners, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7, General Assessment Reconciliation. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, check copies and cash disbursements journals, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, a print out of general ledger account number 4105 "Interest Income" for the period from January 1, 2010 to December 31, 2010, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, a print out of general ledger account number 4105 "Interest Income", supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, not applicable, none.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 18, 2011

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
5201 GREAT AMERICA PKWY, SUITE 320, SANTA CLARA, CA 95054 TEL. (408) 850 - 7295 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12-31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067066 FINRA DEC
GROWTHPOINT TECHNOLOGY PARTNERS LLC 11*11
835 PAGE MILL RD
PALO ALTO CA 94304-1011

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karyn M. White (650) 320-8476

2. A. General Assessment (item 2e from page 2) $ 13,281.-

B. Less payment made with SIPC-6 filed (exclude interest) (6,601.-)

7-22-10
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 6,680.-

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,680.-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,680.-

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

n/a

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Growth Point Technology Partners, LLC
(Name of Corporation, Partnership or other organization)

Karyn M. White
(Authorized Signature)

Financial Principal
(Title)

Dated the 18 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 2010
and ending 12-31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,313,353.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): interest on bank savings Account	1,113.
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	1,113.
2d. SIPC Net Operating Revenues	$ 5,312,240.
2e. General Assessment @ .0025	$ 13,281.

(to page 1, line 2.A.)